UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ORYON HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Nevada	001-34212	26-2626737
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

340 Basa Compound, Zapate,
Las Pinas City
Metro Manila, Philippines

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (702) 973-1583

Approximate Date of Mailing:  March 15, 2012

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF ORYON HOLDINGS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Oryon Holdings, Inc., a Nevada corporation (“Company,” “we,” “us,” or “our”), as of March 15, 2012, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed reverse acquisition transaction (the “Merger”) pursuant to that Agreement and Plan of Merger (the “Merger Agreement”) dated March 9, 2012, by and between the Company, OryonTechnologies, LLC, a Texas limited liability company (“Oryon”), and Oryon Merger Sub, LLC, a Texas limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 14, 2012, which is incorporated herein by reference.  Pursuant to the terms of the Merger Agreement and at the closing of the transaction contemplated by the Merger Agreement, Oryon will merge into Merger Sub in exchange for the issuance to the members of Oryon (“Oryon Members”) of approximately 16,502,121 shares of Company common stock.  The closing of the Merger (the “Closing”) shall occur when Oryon completes an audit of its financial statements as required to be filed by the Company upon the Closing in accordance with U.S. securities laws, when approval by the Oryon Members and Oryon note holders of the Merger Agreement and the Merger has been obtained, and upon certain other closing conditions.

As such, following the Closing of the Merger, Oryon shall become a wholly-owned subsidiary of the Company and the Oryon Members shall own approximately 52% of the Company’s issued and outstanding common stock.  As a condition of the Merger, there will be a change in the Company’s Board of Directors at the Closing of the Merger Agreement.

Specifically, at the Closing of the proposed Merger, Ms. Crystal Coranes and Ms. Rizalyn Cabrillas will resign as members of our Board of Directors.  In addition, at Closing, Ms. Coranes will resign as our President and Chief Executive Officer and Ms. Cabrillas will resign as our Chief Financial Officer and Secretary.  At Closing, Messrs. Tom Schaeffer, Mark E. Pape, Larry L. Sears, Jon S. Ross and Brendon Mills will be appointed to our Board of Directors (collectively, the “New Directors”).  In addition, it is expected that Mr. Schaeffer will be appointed as our new President and Chief Executive Officer, and Mr. Pape will be appointed as our new Chief Financial Officer, Treasurer and Secretary (collectively, the “New Executive Officers”). This Information Statement is being mailed on or about March 15, 2012, to all holders of record on such date.  A shareholder vote is not required and will not be taken with respect to the appointment of the New Directors and New Executive Officers.  You are not required to take any action with respect to the appointment of the New Directors and New Executive Officers.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 14, 2012.  The Company intends to file another Current Report on Form 8-K upon the Closing of the Merger.

Voting Securities

There are currently issued and outstanding 29,800,000 shares of our common stock, par value $0.001 per share (“Common Stock”).  Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the satisfaction of the closing conditions set forth in the Merger Agreement and upon the closing of the transactions contemplated by the Merger Agreement, the Oryon Members will receive no less than 52% of the issued and outstanding Common Stock of the Company.

Directors and Executive Officers

The following table sets forth certain information for the proposed New Directors and New Executive Officers after the forthcoming change in officers and directors.

Name	Age	Position
Tom Schaeffer	60	Director, President and Chief Executive Officer
Mark E. Pape	61	Director, Chief Financial Officer, Treasurer and Secretary
Larry L. Sears	57	Director
Jon S. Ross	48	Director
Brendon Mills	44	Director

The Board of Directors is comprised of only one class.  All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders.   Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.  The information below with respect to our New Directors and New Executive Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he or she should serve as a director and/or executive officer.

Tom Schaeffer, Director, President and Chief Executive Officer

Mr. Schaeffer has over 30 years of experience in sales and marketing, specializing in new product introductions to mature industries and sourcing niches for existing products in emerging categories.  Mr. Schaeffer is currently the President and Chief Executive Officer of OryonTechnologies, LLC, positions he has held since October 2011.  Mr. Schaeffer began his career at Blue Ribbon Sports, which later became Nike Inc.  In 1982 he formed Active Concepts, a sales and marketing company, that is still active.  He co-founded a winery in Napa Valley, California and has consulted for major retailers in the United States.  Mr. Schaeffer was the first National Sales Manager for the Dallas Cowboys, hiring and training the national sales force, and implementing the business plan to build the Dallas Cowboys merchandising department into a $100 million business. Mr. Schaeffer attended the University of California, San Diego.  The Company believes that Mr. Schaeffer’s experience in sourcing, marketing, building sales teams and implementing new product introductions will be a valuable resource as the Company seeks to expand its business after the Closing of the Merger.

Mark E. Pape, Director, Chief Financial Officer, Secretary and Treasurer

Mr. Pape is a financial executive with over 30 years of experience in senior financial management, investment banking and auditing.  Mr. Pape is currently the Chief Financial Officer of OryonTechnologies, LLC, a position he has held since October 2010. He has served as the chief financial officer of Affirmative Insurance Holdings, Inc., HomeVestors of America, Inc., LoanCity.com, United Dental Care, Inc. and American Income Holding, Inc.  In addition, he has served on the board of directors and audit committees of public, private and nonprofit organizations and as the VP of Strategic Planning for Torchmark Corporation, an S&P 500 company.  Mark has extensive entrepreneurial financial experience having been the President and CEO of R.E. Technologies, Inc., a start-up technology venture and CFO of LoanCity.com, a venture capital-backed e-commerce mortgage-bank. From 1979 through 1991, Mr. Pape worked as an investment banker at several firms, including Bear, Stearns & Co. Inc., The First Boston Corporation and Merrill Lynch Capital Markets.

Mr. Pape has been a Certified Public Accountant since 1975.  He holds an MBA from Harvard Business School, a Masters in Hotel and Food Service Management from Florida International University and an AB degree from Harvard College.  Mr. Pape’s financial and management acumen, along with his accounting experience, will provide considerable practical value to our goals and to the Board.

Larry L. Sears, Director

Mr. Sears has over 25 years experience in banking, finance and advisory services. He currently serves as a Vice President of RB International Finance (USA) LLC, the U.S. subsidiary of Raiffeisen Bank International (“R Bank”), a Vienna, Austria based banking and financial group with presence throughout Central and Eastern Europe, Russia, China, Singapore and the UK.  Mr. Sears has held this position since August 2008. Prior to working for R Bank, Mr. Sears was the Co-Founder and Principal of Venn Capital, LLC, a financial consulting firm. Mr. Sears also served as National Bank of Canada’s Group Vice President and Representative in the Southwest Region for 16 years.

He is a graduate of Kansas State University and conducted post-graduate work at Oklahoma State University.  He currently serves on the Advisory Board for the Department of Finance at Kansas State University.  Mr. Sears’ banking, finance and advisory services expertise are expected to provide our Board with unique insights into our challenges, opportunities and operations, and as such, provides a beneficial perspective to our Board.

Jon S. Ross, Director

Mr. Ross has been a practicing attorney in Dallas, Texas since 1989, representing over 150 business entities and enterprises.  Mr. Ross graduated from the University of Texas at Austin in 1986 with a B.B.A. in Accounting.  He then graduated from the University Of Texas, School Of Law in 1989 attaining a Juris Doctorate degree.  Mr. Ross has also served as a Director for Cubic Energy, Inc., an AMEX-NYSE listed public company, since 1999.  He has served on several community and not-for-profit committees and boards and has been asked to speak to corporate and civic leaders on a variety of corporate law topics.  Mr. Ross is currently the President of Dallas Dynamite Wrestling Club, an IRS chartered 501(c)(3) Texas not-for-profit corporation.  Mr. Ross’ broad legal experience will provide our Board with a unique legal perspective into our operations and regulatory compliance.

Brendon Mills, Director

Mr. Mills is serial entrepreneur and technology investor.  He currently is a Managing Director of Vspeed Capital, LLC and also has served as a advisor for ATEME, a French video technology company, since 2010. Mr. Mills previously founded both GenBand, Inc. (1999) and RipCode, Inc. (2006).  Mr. Mills has held previous positions with RGB Networks, Cisco Systems through its acquisition of NetSpeed in 1998, Dell Computers and NetWorth.  He holds four patents with five pending and he holds a B.A. degree from Westminister College in Fulton, Missouri.  Mr. Mills’ investment and business experience is expected to contribute to the Board’s efforts to expand the Company’s business through potential acquisitions and new sources of business.

Terms of Office

The Company’s proposed New Directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s New Executive Officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the proposed New Directors and New Executive Officers. During our fiscal year ended January 31, 2012 and the previous fiscal year, there were no transactions with related parties other than as noted below.  To our knowledge, the proposed New Directors and New Executive Officers are not currently directors of the Company, do not hold any position with the Company, other than Mr. Schaeffer who is currently our shareholder, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

In accordance with the Merger Agreement, upon the effectiveness of the Merger, the Oryon Members shall receive no less than  52% of the  issued and outstanding  Common  Stock of the Company.  Messrs. Pape and Sears, two of our incoming New Directors, are members of Oryon.  Accordingly, Messrs. Pape and Sears will be issued certain shares of our Common Stock in connection with the Merger Agreement.

Other than the transactions, including the Merger Agreement, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest.  There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

Although we have adopted a Code of Business Ethics and Control, we still rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family.  Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the fiscal year ended January 31, 2012, we did not have any independent directors on our Board of Directors.  Of our proposed New Directors, only Messrs. Sears, Ross and Mills are expected to be independent.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

           To the best of our knowledge, no director, executive officer, significant employee or control person of the Company, or any incoming officer or director has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended January 31, 2012.  All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing nominating or compensation committees, or committees performing similar functions.  Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  We do not have a nominating or compensation committee charter as we do not currently have such committees.

After the change in the Board of Directors, it is anticipated that the Board of Directors may form separate compensation and nominating committees.

Audit Committee

The Charter of the Audit Committee of the Board of Directors sets forth the responsibilities of the Audit Committee.  The primary function of the Audit Committee is to oversee and monitor the Company’s accounting and reporting processes and the audits of the Company’s financial statements.  Our audit committee is comprised of Crystal Coranes, our President, and Rizalyn Cabrillas, our Chief Financial Officer and Secretary.  Neither Ms. Coranes nor Ms. Cabrillas can be considered an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.  We believe that our current audit committee is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Since inception, our Audit Committee has conducted their business entirely by consent resolutions and have not met, as such.

After the change in the Board of Directors, it is contemplated that the Board of Directors will appoint new members to our Audit Committee, including potentially one or more independent directors who may qualify as an “audit committee financial expert.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, Ms. Coranes and Ms. Carbillas have not made any of their required Section 16(a) filings.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Oryon Holdings, Inc., 340 Basa Compound, Zapate, Las Pinas City, Metro Manila, Philippines.

Board Leadership Structure and Role on Risk Oversight

Ms. Coranes currently serves as the Company’s Chief Executive Officer, President and a Director.  We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources.  In accordance with the Merger Agreement, Mr. Schaeffer will serve as our Chief Executive Officer and a Director.  The proposed New Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Subsequent to the closing of the Merger, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

No director, officer or employee of the Company received compensation during the fiscal year ended January 31, 2012.

Security Ownership of Principal Shareholders, Directors, and Officers

The Company has only one class of stock outstanding, its Common Stock.  The table below sets forth the number and percentage of shares of our common stock owned as of March 15, 2012, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group.  Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(2)	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Crystal Coranes, Chief Executive Officer, Director 340 Basa Compound, Zapate, Las Pinas City, Metro Manila, Philippines	12,000,000	40.26%
Rizalyn Cabrillas, Chief Financial Officer, Director 340 Basa Compound, Zapate, Las Pinas City, Metro Manila, Philippines	-	-
All Officers and Directors as a Group	12,000,000	40.26%

5% Holders
Thomas Patrick Schaeffer 3796 Chatham Court Addison, Texas 75001	2,000,000	6.71%

(1)	Based on 29,800,000 shares of our common stock outstanding as of March 15, 2012.

(2)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 340 Basa Compound, Zapate Las Pinas City, Metro Manila, Philippines.

Oryon Holdings, Inc.
By Order of the Board of Directors

/s/ Crystal Coranes
Crystal Coranes
Chief Executive Officer